UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51442

GENCO SHIPPING & TRADING LIMITED

NASDAQ GLOBAL SELECT MARKET

________________________________________________________________________
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

299 Park Avenue, 20th Floor
New York, NY 10171
(646)443-8550
______________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share, and Preferred Stock Purchase Rights under Shareholder Rights Plan
________________________________________________________________________
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

❒ 17 CFR 240.12d2-2(a)(1)

❒ 17 CFR 240.12d2-2(a)(2)

❒ 17 CFR 240.12d2-2(a)(3)

❒ 17 CFR 240.12d2-2(a)(4)

❒ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

------------------------------
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Genco Shipping & Trading Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 2, 2007                            By /s/ John C. Wobensmith
Date                                                John C. Wobensmith
                                Chief Financial Officer

Explanatory note: this voluntary delisting is a result of Genco Shipping & Trading Limited’s pending move to the New York Stock Exchange (“NYSE”). Our first day of trading on the NYSE will be April 11, 2007.